UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-51378

CUSIP Number: 878739101

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

TechPrecision Corporation
Full Name of Registrant
Former Name if Applicable
3477 Corporate Parkway, Suite 140
Address of Principal Executive Office (Street and Number)
Center Valley, PA 18034
City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[x]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 14, 2013, we successfully reached agreement on the terms of an amendment to our credit facility, effectively amending our debt covenants for the period from December 31, 2012 through December 31, 2013 and also extending our $2 million revolving line of credit, which had expired on January 31, 2013, through July 31, 2013.  When the amendment is executed, the terms of this amendment will be described in a Current Report on Form 8-K to be filed with the Securities and Exchange Commission within the time frame allowed for such a report.  The nature and terms of the amendment directly affect the presentation of our financial statements and footnotes, our liquidity and capital resources, and the related disclosures to be included in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2012 (the “Quarterly Report”).

In light of the foregoing, the process of completing the financial statements and the related information required to be included in the Quarterly Report could not be completed by the scheduled filing deadline for the Quarterly Report. We currently anticipate that the Quarterly Report will be filed as soon as practicable but in any event no later than the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Richard Fitzgerald	(484)	693-1700
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes	[ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes	[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the six month period ended September 30, 2012, we incurred a net loss of $0.75 million.  The previously disclosed trend of lower margins did not change for the fiscal quarter ended December 31, 2012.  As a result, we expect to report a net loss for the quarter and nine month period ended December 31, 2012 as compared to a net loss of $1.1 million and $0.85 million for the comparable three and nine month periods ended December 31, 2011.  The final terms of the amendment of our credit facility will be incorporated into our Quarterly Report on Form 10-Q, when filed.

TechPrecision Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 15, 2013	By: /s/ Richard F. Fitzgerald Richard F. Fitzgerald Chief Financial Officer